

March 15, 2023

Jai Li
Chief Executive Officer
U Power Limited
2F, Zuoan 88 A, Lujiazui
Shanghai, People's Republic of China

> **Re: U Power Limited**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **March 13, 2023**
> **File No. 333-268949**

Dear Jai Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 3 to Registration Statement on Form F-1</u>

<u>Cover Page</u>

1. Please revise the cover page of the resale prospectus to disclose the price of the initial public offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

2. Revise the cover page of the resale prospectus to include the information from the cover page of the public offering prospectus, including the disclosure related to your organizational structure, risks related to operations in China or Hong Kong, how you will refer to the holding company and subsidiaries and how cash is transferred in your organization.

Exhibits Index, page II-3

3.	Please have counsel file a revised legal opinion that includes the ordinary shares that are being registered on behalf of the selling shareholder.

	You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 with any other questions.

			Sincerely,

			Division of Corporation Finance
			Office of Manufacturing